EXHIBIT 14.1

CODE OF ETHICS

CALIFORNIA STEEL INDUSTRIES, INC.

CODE OF ETHICS FOR DIRECTORS AND EXECUTIVE OFFICERS

It is the policy of California Steel Industries (“CSI”) that members of CSI’s Board of Directors (“Directors”) and the executive officers of the Company adhere to the following Code of Ethics (“Code”). For the purpose of this Agreement, “executive officers” of the Company shall mean and refer to (i) all corporate officers appointed by CSI’s Board of Directors pursuant to CSI’s Bylaws, (ii) all executive officers at the level of vice president and above, including the Principal Executive Officer and Principal Financial and Accounting Officer, and persons performing similar functions for each of CSI’s operating divisions (all of the foregoing referred to herein, as the case may be, as an “Officer” or “Officers”). Directors and Officers are referred to collectively herein as “Responsible Persons”. The Code represents CSI’s standards, designed reasonably to deter wrongdoing and promote ethical conduct, and shall not preempt any obligations that are imposed on Responsible Persons under applicable federal, state or foreign laws, rules or regulations or under other policies and/or standards of CSI.

Honest and Ethical Conduct

Responsible Persons shall conduct themselves in an honest and ethical manner. Such conduct shall include handling ethically actual or apparent conflicts of interest between each Responsible Person’s personal and professional relationships. A conflict of interest exists whenever personal interests or activities improperly influence or interfere with the objective and effective performance of a Responsible Person’s duties owed to CSI; or when a Responsible Person or a member of his or her family receives improper personal benefits as a result of the Responsible Person’s position with CSI.

Financial Records and Periodic Reports

To the extent required by applicable governmental laws, rules and regulations, and/or CSI’s policies, Responsible Person’s shall cause the full, fair, accurate, timely, and understandable disclosure in reports and documents that CSI files with, or submits to, the U.S. Securities and Exchange Commission (“Commission”) and in other public communications made by CSI.

Compliance with Laws

Responsible Person’s shall at all times be responsible for knowing, understanding and complying with applicable governmental federal, state or foreign laws, rules and regulations.

Procedures and Accountability

Upon adoption of the Code, or thereafter upon an individual’s becoming a Responsible Person, each Responsible Person shall affirm in writing to CSI’s Board of Directors that he or she has received, read and understood the Code.

Directors shall consult with the chairperson of CSI’s Board of Directors (“Chairperson”) whenever there is a doubt as to whether a situation violates this Code; all questions from Directors relating to the application or interpretation of this Code, or recommendations for amendments thereto, should also be directed to the Chairperson. In the event that the Chairperson is the subject of a situation which a Director believes to be in violation of this Code, then the Director shall discuss the matter with the remaining Directors. In the event that the Chairperson has concerns or questions relating to the application or interpretation of this Code, he or she shall discuss it with the Principal Executive Officer.

Officers shall consult with the Principal Executive Officer whenever there is a doubt as to whether a situation violates this Code; all questions from Officers relating to the application or interpretation of this Code should also be directed to the Principal Executive Officer. The Principal Executive Officer shall direct recommendations for amendments to the Code to CSI’s Board of Directors. In the event that the Principal Executive Officer is the subject of a situation which an Officer believes to be in violation of this Code, then the matter shall be referred to the Chairperson. In the event that the Principal Executive Officer has concerns or questions relating to the application or interpretation of this Code, he or she shall discuss it with the Chairperson.

Any employee of CSI who becomes aware of any existing or potential situation or transaction that may be a violation of this Code shall promptly notify the Principal Executive Officer, unless the violation involves the Principal Executive Officer, in which case the employee shall promptly notify the Chief Financial Officer. CSI will not permit retaliation or harassment of any employee for reporting in good faith violations of this Code or raising in good faith concerns regarding compliance with the Code.

Upon receipt of a report of an existing or potential violation of this Code by an Officer (other than the Principal Executive Officer), the Principal Executive Officer shall determine whether a violation exists, and what action, if any, is necessary. If action is necessary, the Principal Executive Officer will recommend that action for approval to the Board of Directors of CSI. Upon receipt of a report of an existing or potential violation of this Code by a Director, (other than the Chairperson), the Chairperson shall determine whether a violation exists, and what action, if any, is necessary. If action is necessary, the Chairman will recommend that action for approval to the Board of Directors of CSI provided that the subject Director shall not participate in any discussion or vote regarding such action.

If a violation of the Code is discovered, and the Principal Executive Officer or Chairman, as applicable, determine that the Responsible Person in question has acted in good faith, it is CSI’s policy to allow a reasonable amount of time for such Responsible Person to correct the situation.

Amendment and Waiver

CSI’s Board of Directors, or a committee designated by the Board, shall have the sole authority to waive or amend any provision of this Code. Such waivers or amendments shall be disclosed in accordance with the rules and regulations of the Commission.